Apollo Hospitals
CHENNAI
touching lives

07027662

SUPPL

AHEL / SEC / SHARES / 2007 11th October, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C.
20549-0302

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited - File No.82-34893

Please find enclosed the copy of disclosures made to Indian Stock Exchanges/Regulatory Authorities pursuant to the provisions of the listing agreement entered by the company with the Indian Stock Exchanges.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

PROCESSED
NOV 0 2 2007
THOMSON
FINANCIAL

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL

IS/ISO 9001 : 2000

Lakshmmi Subramanian & Associates

LAKSHMMI SUBRAMANIAN, B.Com., F.C.S.
P. SRIRAM, M.A., F.C.S.
Practising Company Secretaries

October 10, 2007

To

All the Listed stock Exchanges

Dear Sir,

Sub: Compliance Certificate - Reg.

****

We have examined the relevant books and records of **M/S. APOLLO HOSPITALS ENTERPRISE LIMITED** produced before us for the purpose of issuing the Certificate under the Listing Agreement with the Stock Exchanges and based on our such examination as well as information and explanations furnished to us, which to the best of our knowledge and belief were necessary for the purposes of our certification, we hereby certify that in our opinion and according to the best of our information and belief the company has, in relation to the half year ended 30th September 2007 processed and delivered all share certificates within the period stipulated under the Listing agreement from the date of lodgment for transfer, transmission.

"Murugesa Naicker Office Complex", 81, Greams Road, Chennai - 600 006.
Ph : 28292272, 28292273 Fax : 044-42142061, Cell : 9841015012, 9841047966
e-mail : srisecadmin@rediffmail.com,srisecadmin@airtelbroadband.in

RECEIVED

2007 OCT 31 A 5:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Apollo Hospitals
CHENNAI
touching lives

Date: October 11, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

SUPPL

Dear Sir,

Sub : Information under Rule 12g3-2(b) – Notice of Board Meeting

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Please be informed that the Meeting of the Board of Directors is scheduled to be held on 23rd October 2007 to consider inter alia and approve the Unaudited Financial Results for the quarter and half year ended 30th September 2007 and the same shall be published on or before 25th October 2007.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

END